Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2022

Friedberg, Germany, November 17, 2022 — voxeljet AG (NASDAQ: VJET) (the ‘Company’, ‘voxeljet’, or ‘we’), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2022.

Highlights - Third Quarter 2022 compared to the Third Quarter 2021

●	Total revenues increased 16.1% to kEUR 5,735 from kEUR 4,938
●	Gross profit margin decreased to 28.7% from 39.3%
●	Systems revenues increased 8.3% to kEUR 2,704 from kEUR 2,497
●	Services revenues increased 24.2% to kEUR 3,031 from kEUR 2,441
●	Reaffirm full year 2022 revenue guidance while revising certain other elements of our guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “We are very happy with our performance over the last months, as we continued to collect orders for 3D printers, made progress in key R&D projects and were extremely busy in our on-demand 3D printing segment. In August, we signed off on a sale and leaseback transaction of our headquarters in Germany, which closed on October 31, 2022. This cleans up our balance sheet as we use the proceeds of this transaction to repay most of our financial liabilities. With the demand for our products as high as ever, we are very excited about how we are positioned for the coming years.”

Three Months Ended September 30, 2022 Results

Revenues for the third quarter of 2022 increased by 16.1% to kEUR 5,735 compared to kEUR 4,938 for the third quarter of 2021.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 8.3% to kEUR 2,704 for the third quarter of 2022 from kEUR 2,497 for last year’s third quarter. The Company sold one new and one used and refurbished 3D printer in the third quarter of 2022 compared to one used and refurbished 3D printer in last year’s third quarter. Revenue from the sale of 3D printers decreased due to the product mix. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues significantly increased in the third quarter year over year, reflecting the higher installed base of our 3D printers in the market. Systems revenues represented 47.1% of total revenues in the third quarter of 2022 compared to 50.6% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 24.2% to kEUR 3,031 for the third quarter of 2022 from kEUR 2,441 in the comparative period 2021. This was due to significantly higher revenue contributions from our German service center as well as our subsidiary voxeljet America Inc. (‘voxeljet America’), reflecting an increased market demand in Europe as well as North America. Revenue contributions from our subsidiary voxeljet China Co. Ltd. (‘voxeljet China’) were almost flat.

Cost of sales were kEUR 4,089 for the third quarter of 2022 compared to kEUR 2,997 for the third quarter of 2021.

Gross profit and gross profit margin were kEUR 1,646 and 28.7%, respectively, for the third quarter of 2022 compared to kEUR 1,941 and 39.3% for the third quarter of 2021.

Gross profit for our Systems segment decreased to kEUR 651 in the third quarter of 2022 from kEUR 1,102 in the third quarter of 2021. Also gross profit margin for this segment decreased to 24.1% in the third quarter of 2022 compared to 44.1% in the third quarter of 2021. Gross profit and gross profit margin from the sale of 3D printers as well as from

Systems-related revenues decreased. This decrease was mainly due to a less favorable product mix regarding our printer sales. In addition the change in the allowance for inventories following the Company’s inventory reserve policy increased quarter over quarter, amounting to kEUR 263 negative for the third quarter of 2022 compared to kEUR 109 negative in the last year’s same period.

Gross profit for our Services segment increased to kEUR 995 for the third quarter of 2022 compared to kEUR 839 for the third quarter of 2021. The main driver for the improvement in gross profit were the contributions from our German service center, partially offset by lower contributions from voxeljet America as well as voxeljet China. Gross profit margin for this segment slightly decreased to 32.8% in the third quarter of 2022 from 34.4% in the third quarter of 2021. This was due to decreased gross profit margin from our American service center and our Chinese service center, while the German operation contributed slightly higher gross profit margins.

Selling expenses were kEUR 2,015 for the third quarter of 2022 compared to kEUR 1,471 for the third quarter of 2021. This increase was partially related to higher distribution expenses, in line with the increase in revenues. Distribution expenses like shipping and packaging are a main driver of the selling expenses, and do not only depend on the amount of revenue, but also on quantities and types of products sold, as well as the destinations of where those goods are being delivered. Therefore, distribution expenses can vary from quarter to quarter. In addition, we recorded higher expenses related to sales events like costs for trade fairs as well as travel expenses in the third quarter of 2022, compared to last year’s same period, due to further easing of COVID-19 related restrictions in most regions of the world.

Administrative expenses were kEUR 1,566 for the third quarter of 2022 compared to kEUR 1,536 in the third quarter of 2021 and therefore almost unchanged. This was due to higher legal expenses relating to the sale and leaseback transaction which closed on October 31, 2022, which was offset by the lower legal advisor fees related to our stock market listing as well as our communication with financial institutions in connection with funding activities.

Research and development (‘R&D’) expenses increased to kEUR 1,673 for the third quarter of 2022 from kEUR 1,498 for the third quarter of 2021. The increase of kEUR 175 was mainly due to higher usage of external services. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses in the third quarter of 2022 were kEUR 159 compared to kEUR 101 in the prior year period. This was mainly due to higher losses from foreign currency transactions of kEUR 100 for the third quarter of 2022 compared to kEUR 62 for the third quarter of 2021.

Other operating income was kEUR 1,227 for the third quarter of 2022 compared to kEUR 1,177 for the third quarter of 2021. The increase was mainly due to higher gains from foreign currency transactions, which increased to kEUR 763 for the third quarter of 2022, compared to kEUR 514 in the last year’s third quarter. In addition, other operating income for the third quarter of 2022 included kEUR 104 in reimbursement of research and development costs, compared to kEUR 0 in the comparative period. This was partially offset by lower income from government grants amounting to kEUR 158 for the third quarter of 2022, compared to kEUR 537 for last year’s same period.

The changes in foreign currency gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 2,540 for the third quarter of 2022 compared to an operating loss of kEUR 1,488 for the comparative period in 2021. This was mainly due to higher expenses within the function sales and marketing as well as research and development in combination with a decrease in gross profit. The net impact from other operating expenses and other operating income was almost flat for the third quarter of 2022, compared to last year’s same period.

Financial result was negative kEUR 6,167 for the third quarter of 2022, compared to a financial result of positive kEUR 688 in the comparative period in 2021. This was mainly related to higher finance expense due to the write-down of bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B1 loan with EIB amounting to kEUR 4,664 for the third quarter of 2022. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022, expected already as of September 30, 2022. The early repayment included the full settlement of all tranches and interest for an amount of € 22.0 million.

This compares to a finance income of kEUR 1,280 related to the revaluation of derivative financial instruments in the last year’s same period.

Additionally, we recognized a finance expense of kEUR 907 related to the revision of estimated future cash flows from tranches A and B1 of the EIB loan that led to an adjustment of the carrying amounts of tranches A and B1.

Finance expense related to long term debt amounted to kEUR 1,475 for the third quarter of 2022, including the kEUR 907 adjustment of the carrying amounts of tranches A and B1 as described above. This compares to a finance expense related to long term debt of kEUR 538 for the comparative period in 2021.

Net loss for the third quarter of 2022 was kEUR 8,702 or EUR 1.23 per share, as compared to net loss of kEUR 800, or EUR 0.12 per share, in the third quarter of 2021.

Nine Months Ended September 30, 2022 Results

Revenues for the nine months ended September 30, 2022 increased by 22.4% to kEUR 17,066 compared to kEUR 13,941 in the prior year period.

Systems revenues were kEUR 7,732 for the first nine months of 2022 compared to kEUR 7,258 for the same period last year. The Company sold four new and two used and refurbished 3D printers during the first nine months of 2022, compared to three new and two used and refurbished 3D printers in the prior year period. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. The increase in revenues from our Systems segment was related to a significant increase in Systems-related revenues due to higher market demand in our after-sales activities in connection with an increased installed base of our 3D printers. This was partially offset by a decrease in revenues from the sale of 3D printers, due to a less favorable product mix. Systems revenues represented 45.3% of total revenue for the nine months ended September 30, 2022 compared to 52.1% for the same period in the prior year.

Services revenues were kEUR 9,334 for the nine months ended September 30, 2022 compared to kEUR 6,683 for the same period last year. This significant increase of 39.7% was mainly due to higher revenue contributions from our German service center as well as our subsidiary voxeljet America. But also revenue contributions from our Chinese service center improved. Since the beginning of the fiscal year 2022, we have been seeing a strong market demand in our Services segment from almost all geographical regions.

Cost of sales for the nine months ended September 30, 2022 were kEUR 11,738, an increase of kEUR 2,189 compared to cost of sales of kEUR 9,549 for the same period in 2021.

Gross profit and gross profit margin for the nine months ended September 30, 2022 were kEUR 5,328 and 31.2%, respectively, compared to kEUR 4,392 and 31.5% in the prior year period.

Gross profit for our Systems segment decreased to kEUR 1,765 for the nine months ended September 30, 2022 from kEUR 2,439 in the same period in 2021. Also gross profit margin for our Systems segment decreased, amounting to 22.8% for the nine months ended September 30, 2022 compared to 33.6% for the prior year period. This decrease in gross profit and gross profit margin was mainly related to a less favorable product mix from the sale of 3D printers. In addition gross profit and gross profit margin from Systems-related revenues decreased due to change in the allowance for inventories following the Company’s inventory reserve policy amounting to kEUR 597 negative for the nine months ended September 30, 2022, compared to kEUR 166 negative in the last year’s same period.

Gross profit for our Services segment significantly increased to kEUR 3,563 for the nine months ended September 30, 2022 from kEUR 1,953 in the same period 2021. Also gross profit margin for this segment increased to 38.2% for the first nine months of 2022 from 29.2% in the same period in 2021. Both increases were mainly related to significantly higher gross profit as well as gross profit margin contributions from our German operation as well as our subsidiary voxeljet America, as a result of the improved utilization of those service centers. Also regarding our subsidiary voxeljet China gross profit and gross profit margin improved. As each service center was able to generate considerably higher revenues in the nine months ended September 30, 2022 compared to last year’s same period, the utilization was very cost efficient.

Selling expenses were kEUR 5,540 for the nine months ended September 30, 2022 compared to kEUR 4,385 in the same period in 2021. The year over year increase is mainly due to higher distribution expenses primarily corresponding to the increase in revenues. Shipping and packaging expenses as a main driver of the selling expenses varies from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses decreased by kEUR 257 to kEUR 4,748 for the first nine months of 2022 from kEUR 5,005 in the prior year’s period. The decrease was mainly related to slightly lower legal advisor fees related to our stock market listing as well as our communication with financial institutions in connection with funding activities.

R&D expenses slightly decreased to kEUR 4,767 for the nine months ended September 30, 2022 from kEUR 4,772 for the same period in 2021. R&D expenses can vary from quarter to quarter and are usually driven by variations in project types and phases.

Other operating expenses for the nine months ended September 30, 2022 were kEUR 573 compared to kEUR 486 in the prior year period. This increase was mainly due to higher impairment charges for trade receivables amounting to kEUR 215 for the nine months ended September 30, 2022, compared to kEUR 74 for the nine months ended September 30, 2021. This was partially offset by lower losses from foreign currency transactions amounting to kEUR 357 for the nine months ended September 30, 2022 compared to kEUR 402 in the last year’s same period.

Other operating income was kEUR 4,685 for the nine months ended September 30, 2022 compared to kEUR 2,203 in the prior year period. This increase was mainly due to the reclassification of the foreign currency translation reserve, which was previously recognized in other comprehensive income on consolidation of voxeljet UK accounts, to profit and loss accounts on deconsolidation amounting to kEUR 1,475, related to the finalization of the wind-up on February 17, 2022. In addition, we recorded higher gains from foreign exchange transactions amounting to kEUR 2,171 for the nine months ended September 30, 2022 compared to kEUR 1,324 for the comparative period in 2021. Further, other operating income for the nine months ended September 2022 included kEUR 299 in reimbursement of research and development costs, compared to KEUR 0 in the comparative period. This was partially offset by lower income from government grants amounting to kEUR 293 for the nine months ended 2022, compared to kEUR 568 for last year’s same period.

The changes in foreign currency gains and losses were primarily driven by the valuation of the intercompany loans granted by the parent company to our US subsidiary.

Operating loss was kEUR 5,615 in the nine months ended September 30, 2022 compared to an operating loss of kEUR 8,053 in the comparative period in 2021. This was mainly due to a positive net impact from other operating expenses and other operating income amounting to kEUR 4,112 for the nine months ended September 30, 2022 compared to a positive net impact amounting to kEUR 1,717 for the last year’s same period in combination with a significant improvement in gross profit. In addition, administration and R&D expenses decreased. This was partially offset by higher selling expenses.

Financial result was negative kEUR 5,723 for the nine months ended September 30, 2022, compared to a financial result of negative kEUR 3,632 in the comparative period in 2021. This was mainly due to the write-down of bifurcated embedded derivative financial asset relating to the performance participation interest for tranche A, which resulted in finance expense amounting to kEUR 2,827. This was partially offset by the write-down of bifurcated embedded derivative financial liability for the performance participation interest for tranche B1, which resulted in finance income of kEUR 516 for the nine months ended September 30, 2022. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022, expected already as of September 30, 2022. The early repayment included the full settlement of all tranches and interest for an amount of € 22.0 million. This compares to a finance expense of kEUR 1,942 related to the revaluation of derivative financial instruments in the last year’s same period.

Additionally, we recognized a finance expense of kEUR 907 related to the revision of estimated future cash flows from tranches A and B1 of the EIB loan that led to an adjustment of the carrying amounts of tranches A and B1.

We further recorded finance expense related to the change in fair value of bond funds for the nine months ended September 30, 2022, amounting to kEUR 773, compared to kEUR 137 in the comparative period in 2021.

Finance expense related to long term debt amounted to kEUR 2,625 for the nine months ended September 30, 2022, including the kEUR 907 adjustment of the carrying amounts of tranches A and B1 as described above. This compares to a finance expense related to long term debt of kEUR 1,598 for the comparative period in 2021.

Net loss for the nine months ended September 30, 2022 was kEUR 11,254, or EUR1.59 per share, as compared to net loss of kEUR 11,633, or EUR 1.90 per share in the prior year period.

Business Outlook

Our revenue guidance for the fourth quarter of 2022 is expected to be in the range of kEUR 9,000 to kEUR 12,000.

We have revised certain elements of our guidance for the full year ending December 31, 2022:

-	R&D expenses are projected to be in the range of kEUR 6,500 to kEUR 7,000 rather than kEUR 7,250 to kEUR 7,500 as previously projected, due to delays in the procurement of materials for certain projects.
-	Capital expenditures are projected to be in the range of kEUR 2,500 to kEUR 3,000 rather than kEUR 4,500 to kEUR 4,750 as previously projected, and primarily includes ongoing investments in our global subsidiaries

We reaffirm the remainder of our guidance for the full year ending December 31, 2022:

-	Full year revenue is expected to be in the range of kEUR 25,000 to kEUR 30,000
-	Gross profit margin is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: selling and administrative expenses are expected to be in the range of kEUR 13,250 to kEUR 13,750. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2022 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other operating (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.

Our total backlog of 3D printer orders at September 30, 2022 was kEUR 13,683, which represents sixteen 3D printers. This compares to a backlog of kEUR 3,880 representing seven 3D printers, at December 31, 2021. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer, as well as the timing of customers’ requested deliveries.

At September 30, 2022, we had cash and cash equivalents of kEUR 10,237 and restricted cash of kEUR 2,051, which is included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the third quarter of 2022 on Friday, November 18, 2022 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-704-4453 in the United States/Canada, or 1-201-389-0920 for international, Conference Title “voxeljet AG Third Quarter 2022 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13733866. The recording will be available for replay through November 25, 2022.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://events.q4inc.com/attendee/508836120 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries. We are unable to reasonably estimate the potential full-year financial impact of foreign currency translation because of volatility in foreign exchange rates. Therefore, we are unable to provide a reconciliation to our forward-looking guidance for non-GAAP Adjusted EBITDA without unreasonable effort as certain information necessary to calculate such measure on an IFRS basis is unavailable, dependent on future events outside of our control and cannot be predicted without unreasonable efforts by the Company.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘projects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Notes	9/30/2022	12/31/2021

		(€ in thousands)
		unaudited
Current assets		34,984	42,748
Cash and cash equivalents	7	10,237	7,027
Other financial assets	7	2,051	18,522
Trade receivables, net	7	5,677	6,107
Inventories	4	14,199	9,482
Income tax receivables		45	23
Other assets		2,775	1,587

Non-current assets		24,121	24,711
Other financial assets	7	3	4
Intangible assets		798	878
Property, plant and equipment	5	23,230	23,719
Other assets		90	110

Total assets		59,105	67,459

	Notes	9/30/2022	12/31/2021

		(€ in thousands)
Current liabilities		34,527	21,716
Trade payables	7	3,520	2,594
Contract liabilities		6,223	2,132
Other financial liabilities	7	22,780	14,882
Other liabilities and provisions	6	2,004	2,108

Non-current liabilities		5,343	13,256
Deferred tax liabilities		--	87
Contract liabilities		85	231
Other financial liabilities	7	5,258	12,938

Equity		19,235	32,487
Subscribed capital		7,027	7,027
Capital reserves		109,645	110,264
Accumulated deficit		(97,144)	(85,974)
Accumulated other comprehensive income (loss)		(647)	1,400
Equity attributable to the owners of the company		18,881	32,717
Non-controlling interest		354	(230)
Total equity and liabilities		59,105	67,459

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021
		(€ in thousands except share and share data)

Revenues	9, 10	5,735	4,938	17,066	13,941
Cost of sales	9	(4,089)	(2,997)	(11,738)	(9,549)
Gross profit	9	1,646	1,941	5,328	4,392
Selling expenses		(2,015)	(1,471)	(5,540)	(4,385)
Administrative expenses		(1,566)	(1,536)	(4,748)	(5,005)
Research and development expenses		(1,673)	(1,498)	(4,767)	(4,772)
Other operating expenses		(159)	(101)	(573)	(486)
Other operating income		1,227	1,177	4,685	2,203
Thereof income (expense) from changes in impairment allowance included in other operating income (expense)		9	(39)	(120)	(52)
Operating loss		(2,540)	(1,488)	(5,615)	(8,053)
Finance expense	8	(6,175)	(648)	(6,333)	(3,795)
Finance income	8	8	1,336	610	163
Financial result	8	(6,167)	688	(5,723)	(3,632)
Loss before income taxes		(8,707)	(800)	(11,338)	(11,685)
Income tax income (expense)		5	—	84	52
Net loss		(8,702)	(800)	(11,254)	(11,633)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss (1)		(276)	(108)	(2,047)	(228)
Total comprehensive loss (1)		(8,978)	(908)	(13,301)	(11,861)

Loss attributable to:
Owners of the Company		(8,659)	(785)	(11,170)	(11,509)
Non-controlling interests		(43)	(15)	(84)	(124)
		(8,702)	(800)	(11,254)	(11,633)

Total comprehensive loss attributable to:
Owners of the Company (1)		(8,935)	(893)	(13,217)	(11,737)
Non-controlling interests		(43)	(15)	(84)	(124)
		(8,978)	(908)	(13,301)	(11,861)

Weighted average number of ordinary shares outstanding		7,026,711	6,757,420	7,026,711	6,058,387
Loss per share - basic/ diluted (EUR)		(1.23)	(0.12)	(1.59)	(1.90)

See accompanying notes to unaudited condensed consolidated interim financial statements.

(1) The amount of other comprehensive income (loss) that may be reclassified subsequently to profit or loss was restated related to the correction of reclassification of foreign currency translation reserve. For further information, see Note 1 of the interim consolidated financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2020	4,836	88,748	(75,463)	1,675	19,796	(155)	19,641
Loss for the period	--	--	(11,509)	--	(11,509)	(124)	(11,633)
Foreign currency translations	--	--	--	(228)	(228)	--	(228)
Issue of ordinary shares in the form of ADS, net of transaction costs and tax	2,191	21,212	--	--	23,403	--	23,403
Equity-settled share-based payment	--	261	--	--	261	--	261
Balance at September 30, 2021	7,027	110,221	(86,972)	1,447	31,723	(279)	31,444

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2021	7,027	110,264	(85,974)	1,400	32,717	(230)	32,487
Loss for the period	--	--	(11,170)	--	(11,170)	(84)	(11,254)
Foreign currency translations	--	--	--	(572)	(572)	--	(572)
Reclassification to profit or loss on deconsolidation of subsidiary	--	--	--	(1,475)	(1,475)	--	(1,475)
Equity-settled share-based payment	--	49	--	--	49	--	49
Change of non-controlling interests due to capital increase	--	(668)	--	--	(668)	668	--
Balance at September 30, 2022	7,027	109,645	(97,144)	(647)	18,881	354	19,235

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2022	2021

	(€ in thousands)

Cash Flow from operating activities

Loss for the period	(11,254)	(11,633)

Depreciation and amortization	2,174	2,336
Foreign currency exchange differences on loans to subsidiaries	(1,589)	(919)
Foreign currency translation reserve reclassified to profit or loss	(1,475)	--
Change in fair value of bond funds	773	137
Share-based compensation expense	49	261
Change in impairment of trade receivables	120	52
Non-cash interest expense on long-term debt	2,540	1,447
Change in fair value of derivative equity forward	2,311	1,942
Change in inventory allowance	597	166
Loss on disposal of property, plant and equipment and intangible assets	23	17
Interest paid	129	201
Interest received	(75)	(85)
Other	(87)	(27)

Change in working capital	(1,635)	225
Trade and other receivables, inventories and current assets	(6,163)	(3,313)
Trade payables	773	681
Other liabilities, contract liabilities and provisions	3,776	2,976
Change in restricted cash	--	(127)
Income tax payable/receivables	(21)	8
Total	(7,399)	(5,880)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(574)	(166)
Proceeds from disposal of financial assets	12,581	--
Payments to acquire financial assets	--	(10,482)
Interest received	75	85
Total	12,082	(10,563)

Cash Flow from financing activities

Repayment of lease liabilities	(356)	(247)
Repayment of long-term debt	(1,522)	(881)
Proceeds from issue of ordinary shares in the form of ADS	--	26,619
Share issue cost	--	(3,217)
Change in restricted cash	294	(2,000)
Interest paid	(129)	(201)
Total	(1,713)	20,073

Net increase (decrease) in cash and cash equivalents	2,970	3,630

Cash and cash equivalents at beginning of period	7,027	5,324
Changes to cash and cash equivalents due to foreign exchanges rates	240	(177)
Cash and cash equivalents at end of period	10,237	8,777

See accompanying notes to unaudited condensed consolidated interim financial statements.

voxeljet AG

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our condensed consolidated interim financial statements include the accounts of voxeljet AG and its wholly-owned subsidiaries voxeljet America Inc. (‘voxeljet America’) and voxeljet India Pvt. Ltd. (‘voxeljet India’), as well as voxeljet China Co. Ltd. (‘voxeljet China’), which are collectively referred to herein as the ‘Group’ or the ‘Company’, which is listed on the NASDAQ Capital Market (‘NASDAQ’). The liquidation of voxeljet UK Ltd. (‘voxeljet UK’), our UK subsidiary, was finalized on February 17, 2022, upon submission of final account by liquidators to the Companies House, the affairs of voxeljet UK were fully wound up. Therefore, voxeljet UK accounts were deconsolidated in the first quarter of 2022.

On June 15, 2022, the shareholders of voxeljet China approved the increase of registered capital of voxeljet China from RMB 20,000,000 to RMB 52,250,000 and the increase of total investment of voxeljet China from RMB 40,000,000 to RMB 130,625,000 (the ‘Capital Increase’). After the Capital Increase, voxeljet AG owns 88.52% of voxeljet China and is entitled to nominate three directors, while each of MK Holding GmbH and Mr. Jin Tianshi owns 5.74% of voxeljet China and is entitled to nominate one director.

The condensed consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34. The condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto that are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. The results of operations for the three and nine months ended September 30, 2022, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2022.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after December 31, 2021.

Standard	Effective date	Descriptions
IFRS 3	01/2022	Reference to the Conceptual Framework
IAS 16	01/2022	Proceeds before intended use
IAS 37	01/2022	Onerous contracts – Cost of Fulfilling a Contract
IFRS 1, IFRS 9, IFRS 16 and IAS 41	01/2022	Annual Improvements to IFRS Standards 2018–2020 (IFRS 1, IFRS 9, IFRS 16 and IAS 41)
IFRS 17	01/2023	Amendments to IFRS 17 Insurance Contracts
IAS 1	01/2023	Classifications of Liabilities as Current or Non-Current (Amendment to IAS 1)
IAS 1	01/2023	Amendment to IAS 1 - Disclosure of Accounting Policies
IAS 8	01/2023	Amendment to IAS 8 - Definition of Accounting Estimate
IAS 12	01/2023	Amendments to IAS 12 - Deferred Taxes in connection with Assets and Liabilities arising from a single transaction
IFRS 17 and IFRS 9	01/2023	Initial Application of IFRS 17 and IFRS 9―Comparative Information (Amendment to IFRS 17)

The adoption of standards effective 01/2022 did not have a material impact on the interim financial statements as of and for the three and nine months ended September 30, 2022. The Company has not yet conclusively determined what impact the new standards, amendments or interpretations effective 01/2023 or later will have on its financial statements, but does not expect they will have a significant impact.

The condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2022 and 2021 were authorized for issue by the Management Board on November 17, 2022.

Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

voxeljet has recognized continuous net losses during the nine months ended September 30, 2022, full year 2021, 2020 and 2019 amounting to kEUR 11,254, kEUR 10,586, kEUR 15,481 and kEUR 13,978, respectively. Additionally, voxeljet had negative cash flows from operating activities in the nine months ended September 30, 2022, full year 2021, 2020 and 2019 of kEUR 7,399, kEUR 6,537, kEUR 6,598, kEUR 6,592, respectively, mainly due to continuous net losses.

During 2021, in January, February and July, the Company successfully completed three registered direct offerings and sales of a total of 2,190,711 ADSs, which provided voxeljet with total gross proceeds of approximately USD 32.0 million (€ 26.6 million) before deducting fees and expenses. Further, on October 13, 2022, the Company announced that it has successfully completed another registered direct offering and sale of 1,279,070 ordinary shares in the form of ADSs at a purchase price of USD 3.44 (EUR 3.60) per share. The gross proceeds of the offering amounted to approximately USD 4.4 million (EUR 4.6 million). Those capital increases improved the Company’s liquidity as well as equity ratio significantly.

Further, on August 11, 2022, management initiated a sale and leaseback of voxeljet AG’s properties located in Germany with the investor IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. Under this agreement, voxeljet was entitled to receive proceeds from the sale amounting to € 26.5 million and to enter into a long-term lease contract. Simultaneously, on August 11, 2022, voxeljet initiated the full settlement of the Finance Contract entered into with the European Investment Bank (the ‘EIB’), dated November 9, 2017 (the ‘Finance Contract’) including the repayment of tranche A and B1, including all interests for a fixed amount of € 22.0 million. In addition, the Company initiated the early settlement of certain loans related to the sold properties, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) with a settlement amount of approximately € 3.1 million.

The closing process of the transaction, which has been started through the initiation of the sale and leaseback at the notary on August 11, 2022, has been successfully finalized on October 31, 2022. The closing included the receipt of the proceeds from the investor, the settlements with EIB and Sparkasse Schwaben-Bodensee and the following release of land charges as well as the commencement of the long-term lease contract. These steps further improved voxeljet’s liquidity and moreover released the Company from all covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”), which provides significantly greater financial flexibility for voxeljet.

In spite of this success, according to the Company’s current liquidity forecasts, the Group will require further funding in early 2023 to maintain its operations. Therefore, management is taking steps to raise additional funds which may include debt or equity financing, not without mentioning that there can be no assurance that voxeljet will be able to raise further funds on terms favorable to the Company, if at all. The steps already initiated by management include several meetings with potential new as well as existing investors and banks, which have taken place in late October 2022 in New York City. The overall feedback was positive and different parties indicated that there is serious interest for participations in further capital increases from both, new as well as existing investors.

The ongoing conflict between Russia and Ukraine raises further risks and uncertainties. The heightened use of trade restrictions and sanctions, including tariffs or prohibitions on technology transfers to achieve diplomatic ends could impact voxeljet’s ability to conduct its business as planned. A spill-over of the conflict to neighboring countries, the European Union or NATO members, could result into further adverse impacts on the Company’s business, such as a drop in market demand, price increases for raw materials and energy or delays in the global supply chain.

These events and conditions described above raise material uncertainties that may cast significant doubt upon voxeljet’s ability to continue as a going concern. Despite the ongoing losses, reduced cash flow and cash facilities as well as the financial obligations becoming due, management assumes that voxeljet will continue as a going concern. However, while management assumes of continuing as a going concern, the going concern is dependent upon management and the Company being successful in:

-	achievement of budgeted sales, and
-	successful fund raising in form of equity or debt

Those assumptions are included in the Company’s current liquidity forecasts, and management believes that the Company has the ability to meet its financial obligations for at least the next 12 months from the authorization for issuance of these condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2022 by the Management Board on November 17, 2022 and therefore continues as a going concern.

Correction of error

In the third quarter of 2022, the Company corrected the other comprehensive income (loss) that may be reclassified subsequently to profit or loss, which was misstated in the first quarter of 2022, relating to reclassification of foreign currency translation reserve to profit and loss accounts on deconsolidation of voxeljet UK amounting to kEUR 1,475, related to the finalization of the wind-up on February 17, 2022.

As a result, the amount of other comprehensive loss that may be reclassified subsequently to profit or loss for the first quarter of 2022 and for the six months ended June 30, 2022 was increased. Accordingly, total comprehensive loss as of March 31, 2022 and June 30, 2022 amounts to kEUR 2,316, (thereof kEUR 2,251 attributable to the owners of the Company and kEUR 65 attributable to non-controlling interest) and kEUR 4,323 (thereof kEUR 4,282 attributable to the owners of the Company and kEUR 41 attributable to non-controlling interest), respectively.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2021, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission on March 31, 2022. These policies have been applied to all financial periods presented.

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000. On April 7, 2017 279,000 options (75%, Tranche 1) were granted. On April 12, 2018 93,000 options (25%, Tranche 2) were granted.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which must both be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2

Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as of the grant date. As of September 30, 2022 353,400 options are exercisable and 353,400 options are outstanding. The weighted-average contractual life of the options at September 30, 2022 amounts to 4.8 years (September 30, 2021: 5.8 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 0 in the three months and kEUR 49 in the nine months ended September 30, 2022 (three months and nine months ended September 30, 2021: kEUR 44 and kEUR 261, respectively).

4. Inventories

	9/30/2022	12/31/2021

	(€ in thousands)
Raw materials and merchandise	3,890	2,978
Work in progress	10,309	6,504
Total	14,199	9,482

In the nine months ended September 30, 2022, voxeljet increased the reserve for slow-moving inventory for raw materials and merchandise as well as work in progress by kEUR 597, following the Company’s inventory reserve policy for inventory (increase in reserve for slow-moving inventory for the nine months ended September 30, 2021: kEUR 166).

5. Property, plant and equipment, net

	9/30/2022	12/31/2021

	(€ in thousands)
Land, buildings and leasehold improvements	17,413	18,048
Plant and machinery	4,517	4,329
Other facilities, factory and office equipment	778	894
Assets under construction and prepayments made	522	448
Total	23,230	23,719
Thereof pledged assets of Property, Plant and Equipment	11,821	12,261

In March 2020, voxeljet registered a first rank land charge amounting to kEUR 10,000 on its land and facility located in Friedberg, Germany as collateral in favor of the EIB related to the loan under the Finance Contract. This pledge was removed within the closing process of sale and leaseback transaction by notary, which was initiated on August 11, 2022 and successfully closed on October 31, 2022. Upon closing of the sale and leaseback transaction, the land and buildings were transferred to the investor. For further information, see Note 14. below.

6. Other liabilities and provisions

	9/30/2022	12/31/2021

	(€ in thousands)
Employee bonus	423	512
Liabilities from payroll	352	255
Accruals for vacation and overtime	333	230
Accruals for management compensation	274	83
Accrual for warranty	157	292
Accruals for compensation of Supervisory board	135	180
Accruals for commissions	132	298
Liabilities from VAT	47	50
Accruals for licenses	34	92
Customers with a credit balance	26	17
Others	91	99
Total	2,004	2,108

7. Financial instruments

The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
9/30/2022			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	—	3	17,965	—	17,968

Current assets	—	—	17,965	—	17,965

Cash and cash equivalents	—	—	10,237	—	10,237

Other financial assets	—	—	2,051	—	2,051	—	—	—	—
Restricted cash	—	—	2,051	—	2,051	—	—	—	—

Trade receivables, net	—	—	5,677	—	5,677

Non-current assets	—	3	—	—	3

Other financial assets	—	3	—	—	3	3	—	—	3
Equity securities	—	3	—	—	3	3	—	—	3

Total liabilities	—	—	—	28,624	31,558

Current liabilities	—	—	—	25,450	26,300

Trade payables	—	—	—	3,520	3,520

Other financial liabilities	—	—	—	21,930	22,780	—	—	21,828	21,828
Current portion of long-term debt	—	—	—	21,930	21,930	—	—	21,828	21,828
Lease liability	—	—	—	—	850	—	—	—	n/a

Non-current liabilities	—	—	—	3,174	5,258

Other financial liabilities	—	—	—	3,174	5,258	—	—	3,124	3,124
Long-term debt	—	—	—	3,174	3,174	—	—	3,124	3,124
Lease liability	—	—	—	—	2,068	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

	Carrying amount					Fair Value
(€ in thousands)			Assets at	Liabilities	Total
	FVTPL	FVOCI	amortized	at amortized	carrying
12/31/2021			cost	cost	amount	Level 1	Level 2	Level 3	Total

Total assets	13,525	4	18,131	—	31,660

Current assets	13,525	—	18,131	—	31,656

Cash and cash equivalents	—	—	7,027	—	7,027

Other financial assets	13,525	—	4,997	—	18,522	10,699	2,826	—	13,525
Bond funds	10,699	—	—	—	10,699	10,699	—	—	10,699
Term deposit	—	—	2,655	—	2,655	—	—	—	—
Restricted cash	—	—	2,342		2,342	—	—	—	—
Derivative financial instruments	2,826	—	—	—	2,826	—	2,826	—	2,826

Trade receivables, net	—	—	6,107	—	6,107

Non-current assets	—	4	—	—	4

Other financial assets	—	4	—	—	4	4	—	—	4
Equity securities	—	4	—	—	4	4	—	—	4

Total liabilities	516	—	—	26,672	30,414

Current liabilities	—	—	—	16,879	17,476

Trade payables	—	—	—	2,594	2,594

Other financial liabilities	—	—	—	14,285	14,882	—	—	15,362	15,362
Current portion of long-term debt	—	—	—	14,285	14,285	—	—	15,362	15,362
Lease liability	—	—	—	—	597	—	—	—	n/a

Non-current liabilities	516	—	—	9,793	12,938

Other financial liabilities	516	—	—	9,793	12,938	—	516	13,826	14,342
Derivative financial instruments	516	—	—	—	516	—	516	—	516
Long-term debt	—	—	—	9,793	9,793	—	—	13,826	13,826
Lease liability	—	—	—	—	2,613	—	—	—	n/a
Security deposit	—	—	—	—	16	—	—	—	n/a

The valuation techniques used to determine the fair value of financial instruments include the use of quoted market prices or dealer quotes for similar instruments as well as discounted cash flow analysis.

The fair value of the Company’s investments in the bond funds was determined based on the quoted unit prices received by the fund management company.

The fair value of equity securities is determined by multiplying their share price and the number of shares held.

The fair values of the derivative financial instruments that are not traded in an active market are determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. The fair values have been determined based on share prices and the relevant discount rates.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves, considering the credit risk of voxeljet.

Due to their short maturity and the current low level of interest rates, the carrying amounts of cash and cash equivalents, restricted cash, trade receivables, trade payables, term deposit, credit lines and bank overdrafts approximate their fair values.

Due to the successful closing process of the sale and leaseback transaction on October 31, 2022, the expected future cash flows of tranches A and B1 related to the EIB loan after September 30, 2022, changed and the final settlement amount was determined. Consequently, the Company has written down the bifurcated embedded derivative financial instruments relating to the performance participation interest for tranche A and tranche B1 and adjusted the carrying amount of EIB loan tranches A and B1. The write-down resulted from the early repayment of the Finance Contract with EIB in October 2022, expected already as of September 30, 2022.

The write down of the bifurcated embedded derivative financial instruments and the adjustment of carrying amount of long-term debt as of September 30, 2022, resulted in a finance expense of kEUR 4,664 and kEUR 907, respectively in the third quarter of 2022.

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of each quarter. As of September 30, 2022, there were no transfers of financial instruments measured at fair value between level 1, level 2 and level 3.

As of September 30, 2022, the Company was in compliance with all covenants related to the loan granted by the EIB.

8. Financial result

	Three months ended September 30,
	2022	2021

	(€ in thousands)
Finance expense	(6,175)	(648)
Interest expense on lease liabilities	(33)	(38)
Long-term debt	(1,475)	(538)
Expense from revaluation of derivative financial instruments	(4,664)	--
Change in fair value of bond funds	--	(70)
Other	(3)	(2)
Finance income	8	1,336
Payout of bond funds	--	54
Income from revaluation of derivative financial instruments	--	1,280
Other	8	2
Financial result	(6,167)	688

	Nine months ended September 30,
	2022	2021

	(€ in thousands)
Finance expense	(6,333)	(3,795)
Interest expense on lease liabilities	(103)	(110)
Long-term debt	(2,625)	(1,598)
Expense from revaluation of derivative financial instruments	(2,827)	(1,942)
Change in fair value of bond funds	(773)	(137)
Other	(5)	(8)
Finance income	610	163
Payout of bond funds	77	90
Income from revaluation of derivative financial instruments	516	--
Other	17	73
Financial result	(5,723)	(3,632)

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2022				2021
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	2,874	3,031	(170)	5,735	2,513	2,441	(16)	4,938
Third party	2,704	3,031		5,735	2,497	2,441	--	4,938
Intra-segment	170	--	(170)	—	16	--	(16)	—
Cost of sales	(2,053)	(2,036)		(4,089)	(1,395)	(1,602)		(2,997)
Gross profit	651	995		1,646	1,102	839		1,941
Gross profit in %	24.1%	32.8%		28.7%	44.1%	34.4%		39.3%
Operating Expenses				(5,254)				(4,505)
Other operating expenses				(159)				(101)
Other operating income				1,227				1,177
Operating loss				(2,540)				(1,488)
Finance expense				(6,175)				(648)
Finance income				8				1,336
Financial result				(6,167)				688
Loss before income taxes				(8,707)				(800)
Income tax income (expense)				5				—
Net loss				(8,702)				(800)

	Nine months ended September 30,
	2022				2021
	(€ in thousands)
			CONSO				CONSO
	SYSTEMS	SERVICES	LIDATION	GROUP	SYSTEMS	SERVICES	LIDATION	GROUP
Revenues	8,486	9,334	(754)	17,066	8,887	6,683	(1,629)	13,941
Third party	7,732	9,334	--	17,066	7,258	6,683	--	13,941
Intra-segment	754	--	(754)	—	1,629	--	(1,629)	—
Cost of sales	(5,967)	(5,771)		(11,738)	(4,819)	(4,730)		(9,549)
Gross profit	1,765	3,563		5,328	2,439	1,953		4,392
Gross profit in %	22.8%	38.2%		31.2%	33.6%	29.2%		31.5%
Operating Expenses				(15,055)				(14,162)
Other operating expenses				(573)				(486)
Other operating income				4,685				2,203
Operating loss				(5,615)				(8,053)
Finance expense				(6,333)				(3,795)
Finance income				610				163
Financial result				(5,723)				(3,632)
Loss before income taxes				(11,338)				(11,685)
Income tax income (expense)				84				52
Net loss				(11,254)				(11,633)

10. Revenues

	Three months ended September 30,
	2022	2021	2022	2021

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	847	791	1,731	1,369
Asia Pacific	1,252	1,374	326	230
Americas	605	332	974	842
	2,704	2,497	3,031	2,441

Timing of revenue recognition
Products transferred at a point in time	2,461	2,300	3,031	2,441
Products and services transferred over time	243	197	--	--
Revenue from contracts with customers	2,704	2,497	3,031	2,441

	Nine months ended September 30,
	2022	2021	2022	2021

	SYSTEMS		SERVICES

	(€ in thousands)
Primary geographical markets
EMEA	2,997	3,494	5,852	4,056
Asia Pacific	2,540	1,979	868	674
Americas	2,195	1,785	2,614	1,953
	7,732	7,258	9,334	6,683

Timing of revenue recognition
Products transferred at a point in time	6,705	6,452	9,334	6,683
Products and services transferred over time	1,027	806	--	--
Revenue from contracts with customers	7,732	7,258	9,334	6,683

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

	(€ in thousands)
EMEA	2,578	2,160	8,849	7,550
Germany	1,257	852	4,275	2,489
France	296	194	797	1,170
Great Britain	490	399	1,681	1,129
Finland	12	38	31	703
Others	523	677	2,065	2,059
Asia Pacific	1,578	1,604	3,408	2,653
China	537	263	1,923	782
South Korea	139	234	409	571
India	39	1,070	70	1,123
Others	863	37	1,006	177
Americas	1,579	1,174	4,809	3,738
United States	1,566	1,167	4,777	3,647
Others	13	7	32	91
Total	5,735	4,938	17,066	13,941

11. Commitments, contingent assets and liabilities

In connection with the enforcement of voxeljet’s intellectual property rights, the acquisition of third-party intellectual property rights, or disputes related to the validity or alleged infringement of the Company’s or a third party’s intellectual property rights, including patent rights, voxeljet has been and may in the future be subject or party to claims, negotiations or complex, protracted litigation.

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter. On November 12, 2021, The ExOne Company and its affiliates were acquired by DESKTOP METAL, INC.

voxeljet AG issued letters of support to voxeljet’s subsidiaries voxeljet China and voxeljet America to provide financial support to enable the subsidiaries to meet their obligation or liabilities as and when they fall due. The guarantee is irrecoverable for at least 12 months from the date of financial statements for the financial year ended December 31, 2021, are signed. Further, voxeljet AG issued a letter of support to voxeljet India on July 12, 2022, to provide financial support to enable the subsidiary to meet its obligation or liabilities as and when they fall due. The guarantee is irrecoverable for at least 12 months from date of issue of this letter.

Management assessed that it is unlikely that the subsidiaries would exercise these letters of support.

12. Settlement of SEC investigation

On July 1, 2022, the Company entered into a settlement agreement with the Securities and Exchange Commission (the ‘SEC’) in full resolution of a cease-and-desist order issued by the SEC related to the Company’s reporting during two quarters in 2019 of our compliance with the Finance Contract and the state of our internal accounting controls. The Company self-reported and shared facts developed in our internal investigation, and fully cooperated with the SEC in connection with the settlement. Without admitting or denying the SEC’s allegations (other than with respect to the SEC’s jurisdiction and the subject matter of the proceedings), the Company agreed to the entry of the order pursuant to which (i) the Company and Mr. Rudolf Franz, our Chief Financial Officer, agreed to pay a penalty of $175,000 and $50,000, respectively, to the SEC; (ii) the Company will cease and desist from committing or causing any violations and any future violations of the reporting standards of Sections 13(a), 13(b)(2)(A), and 13(b)(2)(B) of the Securities Exchange Act of 1934, as amended, and Rules 12b-20 and 13a-16 thereunder; and (iii) the Company will undertake to complete, fully implement, and test our remediation plan.

13. Related party transactions

Name	Nature of relationship	Duration of relationship
Franz Industriebeteiligungen AG, Augsburg	Lessor	10/01/2003 - Current
Schlosserei und Metallbau Ederer, Dießen	Supplier	05/01/1999 - Current
Suzhou Meimai Fast Manufacturing Technology Co., Ltd., Suzhou	Minority shareholder of voxeljet China, Customer	04/11/2016 - 09/01/2021
DSCS Digital Supply Chain Solutions GmbH, Gersthofen	Customer	05/11/2017 - Current
Michele Neuber	Employee	07/01/2019 - 03/31/2022
Susanne Ederer-Pausewang	Customer	03/17/2021 - Current
Lisa Franz	Employee	10/01/2021 - 02/18/2022

Transactions with Franz Industriebeteiligungen AG comprise the rental of office space in Augsburg, Germany. Rental expenses amounted to kEUR 2 in each of the nine months ended September 30, 2022 and September 30, 2021.

Further, voxeljet acquired goods amounting to kEUR 0 and kEUR 0 in the nine months ended September 30, 2022 and September 30, 2021, respectively from ‘Schlosserei und Metallbau Ederer’, which is owned by the brother of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

Moreover, voxeljet received orders amounting to kEUR 174 and kEUR 77 in the nine months ended September 30, 2022 and September 30, 2021, respectively from Suzhou Meimai Fast Manufacturing Technology Co. ('Meimai’), Ltd., which was our minority shareholder for voxeljet China until September 1, 2021. On this date, Meimai transferred half of its equity interest in voxeljet China, or 15.00% of voxeljet China’s equity, to its shareholder MK Holding GmbH and the remaining half of its equity interest, or 15.00% of voxeljet China’s equity to its shareholder Mr. Jin Tianshi, the managing director of voxeljet China. As a result, as of September 1, 2021, Meimai is no longer a related party. After the capital increase for voxeljet China by voxeljet AG, effective on June 28, 2022, voxeljet AG’s shareholding increased from 70.00% to 88.52%, while each of MK Holding GmbH’s and Mr. Jin Tianshi’s shareholding decreased from 15.00% to 5.74%.

Further, voxeljet received orders amounting to kEUR 0 and kEUR 0 in the nine months ended September 30, 2022 and September 30, 2021, respectively from ‘DSCS Digital Supply Chain Solutions GmbH’, which is an associated company of which the Company owns 33.3%. Shareholders of DSCS have initiated the wind-up of DSCS, which will be finalized by DSCS’s removal from the commercial register, expected to take place in the first quarter of 2023.

In addition, voxeljet employed Michele Neuber as an intern between July 2019 and March 2022. Michele Neuber is the son of Volker Neuber, who has been a member of voxeljet’s supervisory board since July 2020. He received a salary of kEUR 1 and kEUR 1 in the nine months ended September 30, 2022 and September 30, 2021, respectively.

Moreover, voxeljet sold a used car in the first quarter of 2021 to Susanne Ederer-Pausewang amounting to kEUR 27, who is the wife of Dr. Ingo Ederer, the Chief Executive Officer of voxeljet.

In addition, voxeljet employed Lisa Franz, who is the daughter of Rudolf Franz, the Chief Operating Officer and Chief Financial Officer of voxeljet, as an intern between October 2021 and February 2022. She received a salary of kEUR 1 in the nine months ended September 30, 2022.

All related party transactions voxeljet entered into were made on an arm's length basis.

14. Subsequent events

Capital Increase

On October 13, 2022, the Company announced that it has completed its registered direct offering and sale of 1,279,070 ordinary shares in the form of ADSs at a purchase price of USD 3.44 (EUR 3.60) per share.

The gross proceeds of the offering amounted to approximately USD 4.4 million (EUR 4.6 million). The Company intends to use the net proceeds of the offering for general corporate purposes. A.G.P./Alliance Global Partners acted as sole placement agent for the offering.

Closing of sale and leaseback transaction regarding properties in Friedberg, Germanys

On August 11, 2022, voxeljet initiated the sale and leaseback of voxeljet AG’s properties located in Germany with the investor IntReal International Real Estate Kapitalverwaltungsgesellschaft mbH. The closing process with the notary has been finalized on October 31, 2022. In this course, voxeljet received proceeds from the sale amounting to € 26.5 million and the long-term lease contract commenced. As a result of completion of the sale and leaseback transaction, the Company derecognized a carrying amount of approximately € 14.1 million relating to land and buildings and recognized a right of use asset and lease liability at an amount of approximately € 9.2 million and approximately € 17.3 million, respectively. The gain from the sale and leaseback transaction amounted to approximately € 4.3 million.

Settlement of Finance Contract with the EIB and of further loans with Sparkasse Schwaben-Bodensee

Also on August 11, 2022, voxeljet initiated the full settlement of the Finance Contract with EIB including the repayment of tranche A and B1, including all interests for an amount of € 22.0 million and also agreed to an early settlement of loans related to properties, which were granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg). On the closing date October 31, 2022, voxeljet fully settled the Finance Contract with EIB including the repayment of tranche A and B1 and all interests for an amount of € 22.0 million. Also on October 31, 2022, voxeljet early settled the loans related to properties, granted by Sparkasse Schwaben-Bodensee, Germany (formerly Kreissparkasse Augsburg) for an amount of € 3.1 million. As a result of the settlement, the Company was released from all the covenants in the Finance Contract, including a Minimum Cash/Cash Equivalents requirement (the “Minimum Cash Covenant”) and the pledges of certain properties were removed.